SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange
100 F Street, N.E.
Washington, D.C. 20549
USA


06018041


RECEIVED
PROCESSING
213
SECTION

Date
October 20, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 20, 2006.

SUPPL

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 20, 2006	Press Release	Slovakian competition authority confirms decision regarding fines, Skanska takes a charge of SEK 67 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

October 20, 2006

Slovakian competition authority confirms decision regarding fines, Skanska takes a charge of SEK 67 M

The Slovakian Council of the Anti-Monopoly Office has issued a decision regarding an alleged price fixing arrangement in the tendering for the D1 road project in Slovakia. This is much in line with an earlier decision within the same authority, which Skanska communicated in the Year-End Report in February 2006. This means that Skanska will take a charge of SEK 67 M in the third quarter 2006.

According to the decision, fines have been imposed on all six companies involved in the tendering, in which Skanska was part of a joint venture led by a local Slovakian company. Skanska disagrees with the Council's decision and is now considering further legal actions.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01

This and previous press releases are available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.